Contact

www.linkedin.com/in/michael-gilligan-b5047210 (LinkedIn)

Top Skills

Business Strategy
Community Development
Entrepreneurship

Michael Gilligan

Founding Partner, The Promise Venture
Boston, Massachusetts, United States

Summary

Michael Gilligan, Founding Partner of The Promise Venture, is a private investor with a strong sense of purpose. Michael crafted his investment philosophy as co-founder of Bank of Boston's captive private equity group and its successor Heritage Partners around a genuine spirit of partnership and a strong desire to see all participants share in the fruits of successful business enterprise. Along with his partners, he created the firms' flagship minority equity recapitalization program, "The Private IPO", a differentiated solution for family and founder-owned businesses in the lower middle market. He's been shaped by the powerful relationships he built with management teams across the firms' portfolio and the skills he honed on valuation, strategy and leadership development.

Michael brought his passion for rigor, discipline, and shared value to partner with social entrepreneurs bringing innovative solutions to underrepresented community members in Board leadership roles at LIFT, City Year and YouthBuild. The work of these organizations drove home the need for quality jobs for low-income communities and inspired Michael to focus on raising capital for small businesses providing these vital employment opportunities. George Floyd's murder and the reckoning around racial equity that ensued, motivated Michael to concentrate on supporting wealth creation opportunities for Black and other diverse community members, leading to the creation of The Promise Venture.

Michael currently serves on the boards of YouthBuild, empowering Opportunity Youth on a path to thriving livelihoods, New Hope Community Capital, an affordable housing funder, Ovenly, a woman-owned artisan bakery and National Catholic Reporter, a progressive Catholic publication.

Experience

The Promise Venture
Founding Partner, Promise Venture
February 2022 - Present (1 year 1 month)
Cambridge, Massachusetts, United States

Promise Venture is a Search Fund platform partnering with Black and other diverse entrepreneurs to ensure adequate access to capital to fund successful acquisitions in the lower middle market. We believe in entrepreneurship as path to build wealth in underrepresented communities, create and support quality jobs, and generate attractive returns for investors.   Our Vision is that we can be the capital that empowers the world of black entrepreneurs.

YouthBuild USA
Board member
December 2013 - Present (9 years 3 months)
Somerville, MA

YouthBuild USA provides pathways for low-income young people to education, jobs and entrepreneurial skills, and other to productive livelihoods and community leadership.

Urban Catalyst Partners
Founder, CEO
January 2015 - November 2022 (7 years 11 months)
Greater Boston Area

Urban Catalyst is an impact investing venture that aims to bring growth and transition capital to businesses providing quality jobs for low-income communities.

Urban Catalyst is teaming up with New Markets Support Company ("NMSC"), a subsidiary of LISC, as seed capital partners in this private equity venture. While building out the business, Michael is leading the deployment and management of NMSC's Good Jobs Fund, a New Markets Tax Credit pool with a similar investment strategy and social mandate.

City Year - Boston
Board member
April 2009 - November 2022 (13 years 8 months)

City Year helps students reach their full potential and graduate high school in communities all across America, partnering with most at-risk schools to help bridge the gap between what their students need and what the schools are designed to provide.

LIFT
Board Chair
January 2010 - October 2015 (5 years 10 months)
Washington D.C. Metro Area

LIFT is a a poverty alleviation organization that partners with community members in low income neighborhoods to build the social, emotional and financial foundations they need to move their lives forward.

The Children's Room
Co-Chair
June 1998 - July 2014 (16 years 2 months)
Arlington, MA

The Children's Room provides caring support for grieving children, teens and families.

Heritage Partners
Co-Founder + General Partner
December 1993 - December 2010 (17 years 1 month)
Boston, MA

Heritage Partners is a private equity firm providing transition and growth capital for family and founder owned businesses, partnering with management teams to steward human and capital resources to achieve the companies’ strategic objectives and create value.

Bank of Boston
Director
September 1977 - December 1993 (16 years 4 months)
Boston, MA

Education

Boston College
Bachelor of Science (BS), Mathematics